FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
Diamond Tower
3A Jabotinsky Street
Ramat Gan 52520, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 30, 2004

        We invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Check Point Software Technologies Ltd. (the “Company”). The Meeting will be held on June 30, 2004 at 11:00 A.M. (Israel time), at the principal executive offices of the Company at the above address.

        We are providing this Proxy Statement to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of the Company. The Board of Directors of the Company is asking that you sign and send in your proxy card in order to vote at the Meeting or at any adjournment of the Meeting. The Board of Directors is proposing that shareholders adopt the following resolutions at the Meeting: (1) to elect four directors for the coming year; (2) to ratify the Consolidated Financial Statements of the Company for the year ended December 31, 2003; (3) to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2004; (4) to amend Directors’ compensation; and (5) to approve executive officers’ compensation.

        A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person or by proxy at the Meeting. A proxy card will not be considered unless it is received by the Company at its principal executive offices at the above address, or at the offices of the Company’s registrar and transfer agent, by June 29, 2004 at 11:00 A.M. (Israel time). Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

        The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting. You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on May 21, 2004. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on May 21, 2004 or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to shareholders on or about June 4, 2004, and we will solicit proxies primarily by mail and email. The Company may, however, retain the services of a proxy solicitation firm to act as a proxy solicitor in conjunction with the Meeting, and in that case the Company will bear the fees for such proxy solicitation services. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        On May 21, 2004 the Company had outstanding 257,493,041 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day, time and place in the following week, or to a day, time and place as proposed by the Chairman of the Board with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on that subject. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding beneficial ownership of the Company’s Ordinary Shares as of April 30, 2004 for (i) each person who is known by the Company to own beneficially more than 5% of the Company’s outstanding Ordinary Shares and (ii) all current executive officers and directors as a group.

Name and Address of Five Percent Shareholders, Officers and Directors (1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of Ordinary Shares Beneficially Owned

Gil Shwed	30,004,827	11.4%
Marius Nacht	27,508,461	10.5%
Franklin Resources, Inc. (3)	24,810,323	9.7%
Janus Capital Management LLC (3)	16,126,682	6.3%
Shlomo Kramer	13,646,900	5.3%
All directors and executive officers as a group
(9 persons including Messrs. Shwed and Nacht)	60,148,736	22.4%

(1) The address for Messrs. Shwed and Nacht is c/o Check Point Software Technologies Ltd., 3A Jabotinsky Street, Ramat Gan 52520, Israel. The address for Franklin Resources, Inc. is One Franklin Parkway, Building 920, San Mateo, California 94403. The address for Janus Capital Corporation is 100 Fillmore Street, Denver, Colorado 80206-4923. The address for Mr. Kramer is 6 Sharabi Street, Tel-Aviv 65147, Israel. Except pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares.

(2) The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to stock options that are exercisable within 60 days from April 30, 2004, and for Mr. Shwed includes 5,053,331 shares issuable pursuant to stock options and for Mr. Nacht includes 4,006,665 shares issuable pursuant to stock options. Shares issuable pursuant to stock options are deemed outstanding for the purpose of computing the percentage owned by the person holding such options but are not deemed outstanding for the purpose of computing the percentage owned by any other person.

(3) As of March 31, 2004. Based on information contained in Schedule 13-F filings.

AMENDMENT TO THE COMPANY’S STOCK OPTION PLANS

        The Company’s Board of Directors recently performed a review of the Company’s stock option plans. The Board of Directors concluded, among other things, that the Company is at the lower end of the scale in terms of net stock option grants (i.e. options granted annually less outstanding options expired, terminated or cancelled), when compared to companies that the Company believes to be its industry peers.

        The following table sets forth certain information regarding the annual option grants and net annual option grants under the Company’s stock option plans in the calendar years 2000 through 2003:

Year	Annual Option Grants	Net Annual Option Grants	Net Annual Option Grants as a Percentage of Ordinary Shares Outstanding (1)

2000	3,311,415	2,005,924	0.85%
2001	2,615,378	490,416	0.20%
2002	6,945,530	5,229,684	2.13%
2003	5,370,225	3,765,167	1.51%

(1) Calculated based on the number of Ordinary Shares outstanding as of December 31 of the respective year.

        The Company’s Board of Directors also reviewed the appropriateness of the number of Ordinary Shares currently reserved for issuance under the Company’s stock option plans. The review concluded that the number of shares reserved for issuance under the Company’s stock option plans exceeds the number of shares necessary for the expected net grants to employees, consultants and service providers in the foreseeable future. The Company’s Board of Directors therefore determined, on May 6, 2004, to reduce the number of shares reserved for future grants under the Company’s stock option plans by an aggregate of 60,000,000 Ordinary Shares. This reduction has already been implemented. As of May 7, 2004, the aggregate number of shares reserved for future grants under the Company’s stock option plans is 45,174,093 Ordinary Shares.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

        In accordance with the Company’s Articles of Association, the Company’s shareholders last fixed the maximum number of directors at ten. The Company currently has seven directors. These directors include Irwin Federman and Ray Rothrock, who are the Company’s outside directors in accordance with Israel’s Companies Law and who were elected for a three-year term of office. The current term of Messrs. Federman and Rothrock will expire in 2006, and therefore they are not required to stand for reelection at the Meeting. Shareholders are being asked to reelect the other current directors, with the exception of Alex Vieux, who served on the board since 1998, and is not standing for reelection. If all of the Company’s nominees are elected, following the Meeting there will be six members of the Board of Directors of the Company (including the outside directors) in office.

        Management recommends that the following four nominees be elected to the Board of Directors at the Meeting, each to serve until the next annual meeting of shareholders.

        Gil Shwed, a co-founder of the Company, is Chairman of the Board of the Company, a position he has held since 1998, and is also the Company’s Chief Executive Officer and a director of the Company, both positions he has held since the Company’s inception in 1993. Mr. Shwed also served as President of the Company from its inception until 2001. Mr. Shwed is also a director of Backweb Technologies Ltd.

        Marius Nacht, a co-founder of the Company, has served as the Company’s Vice Chairman of the Board since 2001 and has also been the Company’s Senior Vice President since 1999. Mr. Nacht has served as a director of the Company since its inception in 1993. Mr. Nacht received a Masters degree in Electrical Engineering and Communication Systems from Tel Aviv University, as well as a B.S. cum laude in Physics and Mathematics from Hebrew University of Jerusalem.

        David Rubner has served as a director of the Company since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital firm. Prior to starting this company, Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior to this appointment, he held various management positions in ECI Telecom Ltd. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University. Mr. Rubner was a recipient of the Industry Prize in 1995 and serves on the boards of directors of a number of companies, and is a member of the Board of Trustees of Bar Ilan University and Shaare Zedek hospital.

    Dr. Tal Shavit has served as a director of the Company since 2002. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her focus is on consultation to R&D upgrade in both Israeli companies and in American companies with Israeli-based R&D centers. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults to companies undergoing structural change and a redefining of management roles in order to meet market changes.

        It is the intention of the persons appointed as proxies in the accompanying proxy card to vote FOR the election of the nominees named above as directors unless specifically instructed to the contrary. Management knows of no current circumstances that would render any nominee named herein unable to accept nomination or election.

        As noted above, Irwin Federman and Ray Rothrock are the Company’s outside directors elected in accordance with Israel’s Companies Law for a three-year term of office that will expire in 2006. Biographical information concerning Messrs. Federman and Rothrock follows for informational purposes only.

        Irwin Federman has served as a director of the Company since 1995. The Board of Directors has determined that Mr. Federman is an “audit committee financial expert” as required under the Sarbanes-Oxley Act of 2002. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman is a director of Centillium Communications, Inc., Nuance Communications, Inc., SanDisk Corp. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        Ray Rothrock has served as a director of the Company since 1995. Mr. Rothrock has been a member of Venrock Associates, a venture capital firm, since 1988 and a General Partner of Venrock Associates since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

ITEM 2 – PROPOSAL TO RATIFY THE
CONSOLIDATED FINANCIAL STATEMENTS OF
THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2003

        The Company’s Consolidated Financial Statements for the year ended December 31, 2003 are available on the Company’s website at www.checkpoint.com/ir.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the Consolidated Financial Statements of the Company for the year ended December 31, 2003 be, and the same hereby are, ratified.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to ratify the Consolidated Financial Statements. The Board of Directors recommends that the shareholders vote “FOR” the ratification of the Company’s Consolidated Financial Statements.

ITEM 3 – PROPOSAL TO RATIFY THE
APPOINTMENT AND COMPENSATION OF
THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

        The Board of Directors has appointed the accounting firm of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2004. Kost, Forer, Gabbay & Kasierer have audited the Company’s books and accounts since its inception.

        The Board of Directors will present the following resolution at the Meeting:

        “RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent public accountants for the year ending December 31, 2004 be, and it hereby is, ratified, and the Board of Directors (or, the audit committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution to ratify the appointment and compensation of the Company’s independent public accountants. The Board of Directors recommends that the shareholders vote “FOR” the ratification of the appointment and compensation of the Company’s independent public accountants.

ITEM 4 – PROPOSAL TO AMEND
DIRECTORS’ COMPENSATION

        The Board of Directors Option Grant Program currently provides that each non-employee director who is first elected or appointed to the Board of Directors shall automatically be granted an option to purchase up to 30,000 Ordinary Shares on the date of such initial election or appointment, vested over a four-year period. In addition, on the date of each annual meeting of the Company’s shareholders, each non-employee director who is to continue to serve as a non-employee director after such annual meeting shall be granted a fully-vested option to purchase up to an additional 18,000 Ordinary Shares, provided that the director has served as a non-employee director for at least six months prior to the date of such annual meeting.

        In addition, each non-employee director receives annual compensation of $15,000 for service as a member of the Board of Directors and $5,000 for each membership on a committee of the Board of Directors. Furthermore, each non-employee director receives a $1,000 per-meeting fee for each meeting in which the non-employee director participates.

        The Board believes that the Board of Directors Option Grant Program is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company. After comparing the Board of Directors stock option grants by the Company with stock option grants to non-employee directors of companies that the Company believes to be its industry peers, the Board of Directors determined that in order for the Company to remain competitive in attracting and retaining such individuals to serve on the Company’s Board of Directors, the option grants to non-employee directors should be increased. Therefore, it is proposed to increase the option grant to each non-employee director who is first elected or appointed to the Board of Directors to an option to purchase up to 50,000 Ordinary Shares, vested over a four-year period, and to increase the option grant to each continuing non-employee director to an option to purchase up to 25,000 Ordinary Shares, vesting in equal monthly installments over a one-year period, all at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Stock Market on the date of grant.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the Board of Directors Option Grant Program be amended to provide that on the date of each annual meeting of the Company’s shareholders beginning with the 2004 annual meeting of the Company’s shareholders, (i) each non-employee director who is first elected or appointed to the Board of Directors shall be granted an option to purchase up to 50,000 Ordinary Shares, vested over a four-year period, and (ii) each non-employee director who is to continue to serve as a non-employee director after such annual meeting shall be granted an option to purchase up to an additional 25,000 Ordinary Shares, vesting in equal monthly installments over a one-year period, provided that the director has served as a non-employee director for at least six months prior to the date of such annual meeting. The exact number of Ordinary Shares covered by the option to be granted to each non-employee director shall be determined by the other directors in office immediately prior to the date of the annual meeting. The options will be granted at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Stock Market on the date of grant.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the amendment to Board of Directors’ compensation. The Board of Directors recommends that the shareholders vote “FOR” the approval of the amendment to Board of Directors’ compensation.

ITEM 5 – PROPOSAL TO APPROVE
EXECUTIVE OFFICERS’ COMPENSATION

        Under Israel’s Companies Law, the compensation terms of directors of the Company, whether in their capacity as directors or otherwise, require shareholder approval. This includes compensation in the form of stock options. Gil Shwed and Marius Nacht, who are directors of the Company, are also the Chief Executive Officer and Senior Vice President, respectively, of the Company, and therefore their compensation is subject to this shareholder approval requirement.

        The audit committee, the Board of Directors and the shareholders of the Company have previously approved the salaries of Messrs. Shwed and Nacht for their services as officers of the Company. The audit committee and the Board of Directors have approved the grant to Mr. Shwed of options to purchase 2,000,000 Ordinary Shares and the grant to Mr. Nacht of options to purchase 1,000,000 Ordinary Shares, all at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Stock Market on the date of the Meeting. It is therefore proposed that the shareholders now approve the option grants to the above officers who are also directors of the Company.

        The number of Ordinary Shares beneficially owned by Messrs. Shwed and Nacht, and the number of Ordinary Shares they beneficially own pursuant to stock options exercisable within 60 days from April 30, 2004, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

        It is proposed that the following resolutions be adopted at the Meeting:

        “RESOLVED, that the grant to Gil Shwed of options to purchase 2,000,000 Ordinary Shares and the grant to Marius Nacht of options to purchase 1,000,000 Ordinary Shares, all at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Stock Market on the date of the Meeting and upon the terms approved by the Company’s audit committee and Board of Directors, be, and they hereby are, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolutions to approve executive officers’ compensation. The Board of Directors recommends that the shareholders vote “FOR” the approval of the resolutions to approve executive officers’ compensation.

By Order of the Board of Directors. GIL SHWED Chairman of the Board of Directors

Dated: June 4, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

June 4, 2004